COMMENTS RECEIVED ON JULY 28, 2016 & AUGUST 9, 2016

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File No. 811-21991)

PRELIMINARY PROXY STATEMENT FILED ON JULY 19, 2016

SHAREHOLDER MEETING DATE OCTOBER 17, 2016

1.

C:

The Staff requests not to print until comments are addressed.

R:

Noted.

2.

C:

The Staff requests we please consider providing an introductory synopsis and chart that reflects            the proposals for each fund. The chart should include the potential economic impact range by fund/proposal.

R:

A synopsis, a copy of which was provided to the Staff under separate cover, will be included in the definitive proxy.

3.

C:

The Staff requests we explain the manner in which the funds calculate management fees under their management contracts.

R:

The management fees displayed in Appendix H reflect each fund’s current management fee rate, which does vary from time to time.  Section 3(a) of each fund’s management contract provides that the adviser receives a monthly fee that is calculated in compliance with an imbedded formulation.  More specifically, the adviser receives the lesser of:

(A) the sum of (i) a fixed annual rate (either 0.25% or 0.30%) of the fund’s average daily assets and (ii) the total fees payable monthly to the sub-advisers, each calculated based on the portion of the fund’s assets managed by the relevant sub-adviser; and

(B) a stated maximum aggregate annual management fee rate.

The rate contained in clause (A)(i) is the amount that is retained by the fund’s adviser, while the rate calculated under clause (A)(ii) is paid by the adviser to the fund’s sub-adviser(s).  The management fee rate contained in clause (B) serves as the fund’s contractual maximum rate. The contractual maximum was approved by the initial shareholder in connection with each fund’s launch and is disclosed in each fund’s registration statement.

When fees are below the stated maximum, the effective management fee rate paid by the fund can vary as a result of several factors, including the number of sub-advisers providing investment advisory services during the period, the fee rates charged by each sub-adviser, and the portion of the fund’s assets managed by each sub-adviser.

4.

C:

The Staff questions how the funds reflect possible inconsistent votes when occurring within the same fund and with the same adviser (i.e., what if shareholders only approve one of the mandates).

R:

Although each mandate could be reflected in its own sub-advisory agreement, the terms of those separate agreements would be identical, other than the sub-advisory fee to be charged (which vary on a per mandate basis).  As a result, for administrative convenience, the approved mandates are consolidated into one executed sub-advisory agreement with separately delineated fee rates applicable on a mandate-by-mandate basis.  To the extent shareholders do not approve one of the proposed mandates the adviser will ensure that such unapproved mandates are not included in the final executed sub-advisory agreement.  Please see Schedule A of the attached sub-advisory agreement as an example.

5.

Proposals #2-4 – To approve Sub-Advisory agreements on behalf of certain funds.

C:

The Staff requests that the following disclosure be added to the synopsis: “To the extent shareholders do not approve one of the proposed mandates the adviser will ensure that such unapproved mandates are not included in the final executed sub-advisory agreement.”

R:

We will include the requested disclosure in the synopsis.

6.

Synopsis of Proposals

“As discussed in the Proxy Statement, Strategic Advisers initially does not intend to allocate assets to any of the Proposed Sub-Advisers, except FIAM’s Sector Managed strategy (which will be employed in the Strategic Advisers Core Fund (Proposal 2a)), but may do so in the future.  Therefore, total annual operating expenses for funds impacted by proposals 2b-2h, 3a-3c and 4a-4f are not expected to change as a result of the approval of the new agreements with the Proposed Sub-Advisers.  However, to illustrate the potential impact of approving each proposal, the tables in Appendix H compare current expenses to hypothetical expenses using a hypothetical maximum allocation under each proposal.”

“As discussed in the Proxy Statement, Strategic Advisers initially does not intend to allocate assets to any of the Proposed Sub-Advisers, but may do so in the future.  Therefore, total annual operating expenses for funds impacted by proposals 2a-2g, 3a-3b and 4a-4e are not expected to change as a result of the approval of the new agreements with the Proposed Sub-Advisers.  However, to illustrate the potential impact of approving each proposal, the tables in Appendix J compare current expenses to hypothetical expenses using a hypothetical maximum allocation under each proposal.”

C:

The Staff requests we change “are not expected to change” to “will not initially change”.

R:

We will make the requested change.

7.

Synopsis of Proposals

“As discussed in the Proxy Statement, Strategic Advisers initially does not intend to allocate assets to any of the Proposed Sub-Advisers, except FIAM’s Sector Managed strategy (which will be employed in the Strategic Advisers Core Fund (Proposal 2a)), but may do so in the future.  Therefore, total annual operating expenses for funds impacted by proposals 2b-2h, 3a-3c and 4a-4f are not expected to change as a result of the approval of the new agreements with the Proposed Sub-Advisers.  However, to illustrate the potential impact of approving each proposal, the tables in Appendix H compare current expenses to hypothetical expenses using a hypothetical maximum allocation under each proposal.”

“As discussed in the Proxy Statement, Strategic Advisers initially does not intend to allocate assets to any of the Proposed Sub-Advisers, but may do so in the future.  Therefore, total annual operating expenses for funds impacted by proposals 2a-2g, 3a-3b and 4a-4e are not expected to change as a result of the approval of the new agreements with the Proposed Sub-Advisers.  However, to illustrate the potential impact of approving each proposal, the tables in Appendix J compare current expenses to hypothetical expenses using a hypothetical maximum allocation under each proposal.”

C:

The Staff requests we change “hypothetical expenses” to “possible future expenses”.

R:

We will make the requested change.

8.

Synopsis of Proposals

“The table below lists the funds that have proposals for new sub-advisory agreements and the potential range of expense impacts that may be seen for each proposal that shareholders are being asked to consider, if the proposal is approved and if the proposed sub-advised strategy were to be funded at the hypothetical maximum allocation, as shown in tables in Appendix H of the Proxy Statement.  The potential range of expense impacts is the range for each individual proposal and should not be viewed as an aggregate impact.”

The table below lists the funds that have proposals for new sub-advisory agreements and the potential range of expense impacts on the retail class, Class L and Class N of each fund that may be seen for each proposal that shareholders are being asked to consider, if the proposal is approved and if the proposed sub-advised strategy were to be funded at the hypothetical maximum allocation, as shown in tables in Appendix J of the Proxy Statement.    The total annual operating expenses of each of these classes are limited by the contractual expense cap arrangements listed in Appendix B.  The potential expense impact for Class F of each fund is excluded from the ranges shown in the table because Class F shares are not available for sale to the general public.  The potential range of expense impacts is the range for each individual proposal and should not be viewed as an aggregate impact.”

C:

The Staff requests the underlined disclosure above be revised to state that the impact of each proposal is shown next to each proposal number.

R:

We will make the requested change.

9.

Proposal #1 – To elect a Board of Trustees.

C:

The Staff requests we provide information per Item 22(b) regarding the specific skills, attributes, and reasoning for each Trustee to serve as a member of the Board of Trustees.

R:

We believe that the information in Proposal 1 sufficiently describes the diverse experience, attributes, and skills relevant to each nominee’s qualifications to serve as a Trustee. We also call the Staff’s attention to the disclosure under the heading “Board Structure and Oversight Function and Standing Committee of the Funds’ Trustees,” which includes a description of the minimum qualifications that candidates for trustee must possess. [Standard C/R from The North Carolina Capital Management Trust proxy, comments received July 8, 2015.]

10.

Proposal #2 – To approve Sub-Advisory agreements on behalf of certain funds.

C:

The Staff requests we provide a brief description about each strategy and add it to the narrative.

R:

We will include language describing each investment strategy in the definitive proxy filing.

11.

Tandy Representations

C:

The Staff would like us to affirm the following three statements:

1)

The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)

The funds may not assert Staff comments as a defense in any proceeding by the Commission or any other person under the Federal Securities Laws.

R:

We affirm the aforementioned statements.